Marc A. Recht

+1 617 937 2316

mrecht@cooley.com

October 23, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	J. Nolan McWilliams

Donald E. Field

Aamira Chaudhry

Jean Yu

RE:	ERYTECH Pharma S.A.

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted September 8, 2015

CIK No. 0001624422

Ladies and Gentlemen:

On behalf of ERYTECH Pharma S.A. (the “Company”), we are submitting this letter and the following information in response to a letter dated September 22, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to its confidential draft registration statement on Form F-1 submitted on September 8, 2015 (the “Draft Registration Statement No. 1”). We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement No. 1 (the “Draft Registration Statement No. 2”) and sending the Staff a hard copy of this letter, the Draft Registration Statement No. 2 and a version of the Draft Registration Statement No. 2 that is marked to show changes to the Draft Registration Statement No. 1.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Draft Registration Statement No. 2.

General

1.	We note you have filed several exhibits pursuant to a request for confidential treatment. We will provide any comments we have on your application for confidential treatment under separate cover. Please confirm your understanding that we will not be in a position to accelerate the effective date of this registration statement until any outstanding issues relating to your application for confidential treatment are resolved.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 23, 2015

Page Two

Response: The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that the Company understands that the Commission will not be in a position to accelerate the effective date of the registration statement until any outstanding issues relating to the Company’s application for confidential treatment are resolved.

Prospectus Cover Page

2.	Please disclose on the cover page a bona fide price range of the offered securities. If you intend to price the securities based on a Euronext Paris price, you may disclose a percentage range based on that price (for example, 10% of the Euronext Paris price) within which you intend to price the securities. Refer to Item 501(b)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page, the disclosure set forth under “Prospectus Summary – The Offering” on page 8 of the Draft Registration Statement No. 2 and the disclosure set forth under “Underwriting—Determination of Offering Price” on page 154 of the Draft Registration Statement No. 2 to disclose that the offering price of the securities to be sold in the proposed offering will be determined by reference to the prevailing market prices of the Company’s ordinary shares on Euronext Paris after taking into account market conditions and other factors, but such offering price will not be lower than 10% below the volume-weighted average price of the Company’s ordinary shares on Euronext Paris for the five business days preceding the day the offering price is determined.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 64

3.	Reference is made to the table at the top of page 65. With respect to warrants granted during 2015, it appears that the exercise price for each of the grants were issued at an exercise price significantly below the fair value per share price of your ordinary share at grant date. We note from your disclosure at the bottom page 109 that BSPCE warrants are granted at an exercise price at least equal to the fair market value of an ordinary share on the date of grant. Please tell us and revise to disclose whether this is also true for warrants granted under the BSA plan. If so, please explain why warrants were granted at an exercise price significant below fair value during 2015 or alternatively, revise your filing to correct the discrepancy.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 109 and 110 of the Draft Registration Statement No. 2 to clarify that the exercise prices of both the BSA warrants and BSPCE warrants are fixed as of the date of implementation of the plan by the Company’s shareholders or its board of directors, rather than as of the date of grant. The Company advises the Staff that all BSPCE warrants and BSA warrants authorized under the 2012 Plan have the same exercise price of €7.362 per share underlying the warrant, and all BSPCE warrants and BSA warrants authorized under the 2014 Plan have the same exercise price of €12.25 per share underlying the warrant. However, as described on page 65 of the Draft Registration Statement No. 2, under IFRS, the Company records share-based compensation expense at the grant date, based on the fair value of the award. The fair value of the underlying ordinary shares as of the grant date is one of the variables in the Black-Scholes pricing model, as is the exercise price of the award.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 23, 2015

Page Three

The Company further advises the Staff that it has revised the table at the top of page 65 of the Draft Registration Statement No. 2 to correct inaccuracies in the previous version of the table.

Agenda and Conduct of Annual Shareholders’ Meetings, page 122

4.	We note your response to our prior comment 19. Please include the substance of your response to add clarity to the referenced disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 121 of the Draft Registration Statement No. 2 to further clarify its disclosure regarding the Company’s annual shareholders’ meetings.

*****

Please contact me at (617) 937-2316 or Divakar Gupta of Cooley LLP at (212) 479- 6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Marc A. Recht

Marc A. Recht

cc:	Gil Beyen, ERYTECH Pharma S.A.
Divakar Gupta, Cooley LLP
Eric Blanchard, Covington & Burling LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM